UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

MedAvail Holdings, Inc.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

58406B103

(CUSIP Number)

Fan Yu

Unit 3002-3004, 30th Floor

Gloucester Tower, The Landmark

15 Queen’s Road Central

Hong Kong

+852 31219699

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 18, 2020

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 58406B103	13D	Page 1 of 16 pages

1	Names of Reporting Persons Ally Bridge Group-WTT Global Life Science Capital Partners, L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 3,782,080
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 3,782,080
11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,782,080
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 11.9%
14	Type of Reporting Person PN

CUSIP No. 58406B103	13D	Page 2 of 16 pages

1	Names of Reporting Persons ABG-WTT Global Life Science Capital Partners GP, L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 3,782,080
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 3,782,080
11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,782,080
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 11.9%
14	Type of Reporting Person PN

CUSIP No. 58406B103	13D	Page 3 of 16 pages

1	Names of Reporting Persons ABG-WTT Global Life Science Capital Partners GP Limited
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 3,782,080
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 3,782,080
11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,782,080
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 11.9%
14	Type of Reporting Person CO

CUSIP No. 58406B103	13D	Page 4 of 16 pages

1	Names of Reporting Persons Ally Bridge MedAlpha Master Fund L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 2,835,090
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 2,835,090
11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,835,090
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 9.0%
14	Type of Reporting Person PN

CUSIP No. 58406B103	13D	Page 5 of 16 pages

1	Names of Reporting Persons Ally Bridge MedAlpha Management L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 2,835,090
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 2,835,090
11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,835,090
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 9.0%
14	Type of Reporting Person PN

CUSIP No. 58406B103	13D	Page 6 of 16 pages

1	Names of Reporting Persons Ally Bridge MedAlpha Management GP, LLC
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 2,835,090
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 2,835,090
11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,835,090
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 9.0%
14	Type of Reporting Person OO (Limited Liability Company)

CUSIP No. 58406B103	13D	Page 7 of 16 pages

1	Names of Reporting Persons Ally Bridge Group (NY) LLC
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 2,835,090
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 2,835,090
11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,835,090
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 9.0%
14	Type of Reporting Person OO (Limited Liability Company)

CUSIP No. 58406B103	13D	Page 8 of 16 pages

1	Names of Reporting Persons ABG Management Ltd.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 2,835,090
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 2,835,090
11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,835,090
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 9.0%
14	Type of Reporting Person CO

CUSIP No. 58406B103	13D	Page 9 of 16 pages

1	Names of Reporting Persons ABG WTT-MedAvail Limited
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 3,782,080
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 3,782,080
11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,782,080
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 11.9%
14	Type of Reporting Person CO

CUSIP No. 58406B103	13D	Page 10 of 16 pages

1	Names of Reporting Persons Fan Yu
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Hong Kong
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 2,835,090
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 2,835,090
11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,835,090
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 9.0%
14	Type of Reporting Person IN

CUSIP No. 58406B103	13D	Page 11 of 16 pages

Item 1.	Security and Issuer.

This statement on Schedule 13D (the “Schedule 13D”) relates to the common stock, $0.001 par value (the “Common Stock”) of MedAvail Holdings, Inc., a Delaware corporation (the “Issuer”), whose principal executive offices are located at 6665 Millcreek Drive, Suite 1, Mississauga, Ontario, Canada L5N 5M4.

Item 2.	Identity and Background.

The Schedule 13D is being filed by the following persons (each a “Reporting Person” and, collectively, the “Reporting Persons”):

Ally Bridge Group-WTT Global Life Science Capital Partners, L.P.

ABG-WTT Global Life Science Capital Partners GP, L.P.

ABG-WTT Global Life Science Capital Partners GP Limited

Ally Bridge MedAlpha Master Fund L.P. (“MedAlpha”)

Ally Bridge MedAlpha Management L.P.

Ally Bridge MedAlpha Management GP, LLC

Ally Bridge Group (NY) LLC

ABG Management Ltd.

ABG WTT-MedAvail Limited (“ABG WTT”)

Mr. Fan Yu

Ally Bridge Group (NY) LLC is organized under the laws of the State of Delaware. Mr. Fan Yu is a citizen of Hong Kong. Each of the other Reporting Persons is organized under the laws of the Cayman Islands.

The business address for each of MedAlpha, Ally Bridge MedAlpha Management L.P., Ally Bridge MedAlpha Management GP, LLC and Ally Bridge Group (NY) LLC is 430 Park Avenue, 12th Floor, New York, NY 10022. The business address for each of the other Reporting Persons is Unit 3002-3004, 30th Floor, Gloucester Tower, The Landmark, 15 Queen’s Road Central, Hong Kong.

The directors of ABG-WTT Global Life Science Capital Partners GP Limited are Ming-Hsing Tsai, Ming-Chung Tsai, John Hong-Chiun Wang and Fan Yu (collectively, the “ABG-WTT Directors”). The directors of ABG Management Ltd. are Fan Yu and Andrew Chee On Pang (collectively, the “ABG Management Directors” and, together with the ABG-WTT Directors, the “Related Persons”). The address for each of the Related Persons is Unit 3002-3004, 30th Floor, Gloucester Tower, The Landmark, 15 Queen’s Road Central, Hong Kong.

During the last five years, none of the Reporting Persons or, to the best of their knowledge, the Related Persons (i) has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

CUSIP No. 58406B103	13D	Page 12 of 16 pages

Item 3.	Source and Amount of Funds or Other Consideration.

On November 18, 2020, in connection with the consummation of the business combination pursuant to that certain agreement and plan of merger and reorganization dated as of June 30, 2020 (the “Merger Agreement”), by and among the Issuer, MedAvail, Inc. (“MedAvail”), and Matrix Merger Sub, Inc. (“Merger Sub”), Merger Sub merged with and into MedAvail, with MedAvail surviving as a wholly owned subsidiary of the Issuer (the “Merger”). Pursuant to the terms of the Merger Agreement, upon consummation of the Merger, shares of MedAvail common stock held by ABG WTT and MedAlpha were converted into shares of Common Stock at a ratio of approximately 1 to 1.26, resulting in ABG WTT and MedAlpha acquiring 3,782,080 and 2,835,090 shares of Common Stock, respectively.

Item 4.	Purpose of Transaction.

Irrevocable Proxy

The Reporting Persons have irrevocably and unconditionally appointed as their proxy any person designated by the Issuer to vote any and all Common Stock held by them that represents more than 9.99% of the consolidated voting power of all issued and outstanding Common Stock entitled to vote on such matters (the “Irrevocable Proxy”). The Issuer may exercise the Irrevocable Proxy in connection with any matters with respect to which stockholders of the Issuer cast votes of Common Stock. The Issuer has agreed to vote or cause to be voted the securities subject to the Irrevocable Proxy pro rata in accordance with how the holders of Common Stock, other than the Reporting Persons, vote their Common Stock on such matters.

General

The Reporting Persons acquired the securities described in this Schedule 13D for investment purposes and intend to review their investments in the Issuer on a continuing basis. Any actions the Reporting Persons might undertake may be made at any time and from time to time without prior notice and will be dependent upon the Reporting Persons’ review of numerous factors, including, but not limited to: an ongoing evaluation of the Issuer’s business, financial condition, operations and prospects; price levels of the Issuer’s securities; general market, industry and economic conditions; the relative attractiveness of alternative business and investment opportunities; and other future developments.

The Reporting Persons may acquire additional securities of the Issuer, or retain or sell all or a portion of the securities then held, in the open market or in privately negotiated transactions. In addition, the Reporting Persons may engage in discussions with management, the board of directors, and securityholders of the Issuer and other relevant parties or encourage, cause or seek to cause the Issuer or such persons to consider or explore extraordinary corporate transactions, such as: a merger, reorganization or other transaction that could result in the de-listing or de-registration of the Common Stock; sales or acquisitions of assets or businesses; changes to the capitalization or distribution policy of the Issuer; or other material changes to the Issuer’s business or corporate structure, including changes in management or the composition of the board of directors.

CUSIP No. 58406B103	13D	Page 13 of 16 pages

Other than as described above, the Reporting Persons do not currently have any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a)–(j) of Schedule 13D, although, depending on the factors discussed herein, the Reporting Persons may change their purpose or formulate different plans or proposals with respect thereto at any time.

Item 5.	Interest in Securities of the Issuer.

(a) – (b)

The following sets forth, as of the date of this Schedule 13D, the aggregate number of shares of Common Stock and percentage of Common Stock beneficially owned by each of the Reporting Persons, as well as the number of shares of Common Stock as to which each Reporting Person has the sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition of, or shared power to dispose or to direct the disposition of, as of the date hereof, based on 31,668,945 shares of Common Stock outstanding as of November 18, 2020:

Reporting Person	Amount beneficially owned	Percent of class	Sole power to vote or to direct the vote	Shared power to vote or to direct the vote	Sole power to dispose or to direct the disposition	Shared power to dispose or to direct the disposition
Ally Bridge Group-WTT Global Life Science Capital Partners, L.P.	3,782,080	11.9%	0	3,782,080	0	3,782,080
ABG-WTT Global Life Science Capital Partners GP, L.P.	3,782,080	11.9%	0	3,782,080	0	3,782,080
ABG-WTT Global Life Science Capital Partners GP Limited	3,782,080	11.9%	0	3,782,080	0	3,782,080
Ally Bridge MedAlpha Master Fund L.P.	2,835,090	9.0%	0	2,835,090	0	2,835,090
Ally Bridge MedAlpha Management L.P.	2,835,090	9.0%	0	2,835,090	0	2,835,090
Ally Bridge MedAlpha Management GP, LLC	2,835,090	9.0%	0	2,835,090	0	2,835,090
Ally Bridge Group (NY) LLC	2,835,090	9.0%	0	2,835,090	0	2,835,090
ABG Management Ltd.	2,835,090	9.0%	0	2,835,090	0	2,835,090
ABG WTT-MedAvail Limited	3,782,080	11.9%	0	3,782,080	0	3,782,080
Fan Yu	2,835,090	9.0%	0	2,835,090	0	2,835,090

*	Less than 0.1%

ABG WTT is the record holder of 3,782,080 shares of Common Stock. MedAlpha is the record holder of 2,835,090 shares of Common Stock.

ABG WTT is wholly owned by Ally Bridge Group-WTT Global Life Science Capital Partners, L.P. Voting and investment decisions with respect to any securities held of record by ABG WTT are made by the investment committee of ABG-WTT Global Life Science Capital Partners GP Limited, which is the general partner of ABG-WTT Global Life Science Capital Partners GP, L.P., which is the general partner of Ally Bridge Group-WTT Global Life Science Capital Partners, L.P. As such, each of the foregoing entities may be deemed to share beneficial ownership of the shares held by ABG WTT. Each of them disclaims any such beneficial ownership.

CUSIP No. 58406B103	13D	Page 14 of 16 pages

Mr. Fan Yu is the sole shareholder of ABG Management Ltd., which is the sole member of each of Ally Bridge MedAlpha Management GP, LLC and Ally Bridge Group (NY) LLC. Ally Bridge Group (NY) LLC and Ally Bridge MedAlpha Management L.P., acting through its general partner Ally Bridge MedAlpha Management GP, LLC, manage MedAlpha’s investments. As such, each of the foregoing entities and Mr. Fan Yu may be deemed to share beneficial ownership of the shares held of record by MedAlpha. Each of them disclaims any such beneficial ownership.

(c) Except as set forth in Item 3 above, during the past 60 days none of the Reporting Persons or Related Persons has effected any transactions in the Common Stock.

(d) None.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 4 above summarizes certain provisions of the Irrevocable Proxy and is incorporated herein by reference.

Except as set forth herein, none of the Reporting Persons or Related Persons has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.	Materials to be Filed as Exhibits

Exhibit Number	Description

1	Joint Filing Agreement.

CUSIP No. 58406B103	13D	Page 15 of 16 pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 30, 2020

Ally Bridge Group-WTT Global Life Science Capital Partners, L.P.

By: ABG-WTT Global Life Science Capital Partners GP, L.P., its general partner

By: ABG-WTT Global Life Science Capital Partners GP Limited, its general partner

By:	/s/ Fan Yu
Name:	Fan Yu
Title:	Director

ABG-WTT Global Life Science Capital Partners GP, L.P. By: ABG-WTT Global Life Science Capital Partners GP Limited, its general partner

By:	/s/ Fan Yu
Name:	Fan Yu
Title:	Director

ABG-WTT Global Life Science Capital Partners GP Limited

By:	/s/ Fan Yu
Name:	Fan Yu
Title:	Director

Ally Bridge MedAlpha Master Fund L.P. By: Ally Bridge MedAlpha General Partner L.P., its general partner By: Ally Bridge MedAlpha GP, LLC, its general partner

By:	/s/ Fan Yu
Name:	Fan Yu
Title:	Manager

CUSIP No. 58406B103	13D	Page 16 of 16 pages

Ally Bridge MedAlpha Management L.P. By: Ally Bridge MedAlpha Management GP, LLC, its general partner By: ABG Management Ltd., its managing member

By:	/s/ Fan Yu
Name:	Fan Yu
Title:	Director

Ally Bridge MedAlpha Management GP, LLC By: ABG Management Ltd., its managing member

By:	/s/ Fan Yu
Name:	Fan Yu
Title:	Director

Ally Bridge Group (NY) LLC By: ABG Management Ltd., its managing member

By:	/s/ Fan Yu
Name:	Fan Yu
Title:	Director

ABG Management Ltd.

By:	/s/ Fan Yu
Name:	Fan Yu
Title:	Director

ABG WTT-MedAvail Limited

By:	/s/ Charles Chon
Name:	Charles Chon
Title:	Director

Fan Yu

/s/ Fan Yu
Name:	Fan Yu